(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-27548
CUSIP Number: 5322571805

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

LightPath Technologies, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

2603 Challenger Tech Court, Suite 100

Address of Principal Executive Office (Street and Number)

Orlando, Florida 32826

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to complete and file its Form 10-K within the prescribed time period due to unanticipated delays in coordinating the completion and approval of the report and certain disclosures required to be made therein and then filing the report. The report will be filed immediately following the filing of this Form 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dorothy M. Cipolla (Name)	(407) (Area Code)	382-4003 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended June 30, 2007, we will report total revenues of $13.35 million compared to $12.17 million for the previous fiscal year, an increase of 10%. Net loss for fiscal 2007 is $2.61 million, or $0.58 per share. For fiscal 2006, we reported a net loss of $3.37 million, or $0.86 per share.

The revenue increase for the year is primarily attributable to increases in aspheric lenses offset by decreases in products sold to the telecommunications industry.

Gross margin for the full year 2007 was $3.05 million (gross margin percentage of 23%) vs. gross margin line last fiscal year of $2.05 million (gross margin percentage of 17%). The primary reason for these improved gross margins is the increased production at the Company’s Shanghai manufacturing facility. The Shanghai facility contributed more than 75% of the production of molded optics in the fourth quarter of fiscal 2007.

Selling, general and administrative expenses increased by approximately $81,000 to $4.5 million in fiscal 2007 from $4.43 million in fiscal 2006. The increase was primarily due to increased stock compensation expense for stock options and restricted stock issued in October 2006. During fiscal 2007 we have reduced expenses by a voluntary reduction in executive and board compensation.

New product development costs in fiscal 2007 increased by approximately $134,000 to approximately $1.2 million. This increase was primarily due to increased materials cost and labor for our China engineering staff.

In fiscal 2007 our amortization of intangibles decreased by approximately $27,000 to approximately $33,000 from approximately $60,000 in fiscal 2006. This decrease was due to certain of our patents becoming fully amortized in early fiscal 2007.

Interest expense increased by approximately $36,000 to $58,000 of income from approximately $22,000 of expense in fiscal 2006. This is primarily due to a $500,000 equipment line of credit being converted to a three-year note in February 2007.

Other income decreased by approximately $4,000 to $120,000 of income from approximately $124,000 of income in fiscal 2006, due to interest earned on lower cash balances.

Net loss for fiscal 2007 was approximately $2.6 million compared with $3.4 million in fiscal 2006, an improvement of approximately $754,000.

LIGHTPATH TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 29, 2007	By:	/s/ Dorothy M. Cipolla
Dorothy M. Cipolla, Chief Financial Officer (Principal Financial and Accounting Officer)

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).